UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Van Soups LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
August 8, 2013

Physical address of issuer
13050 San Vicente Blvd LA CA 90049

Website of issuer
https://soupure.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 4, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
5 full time, 6 part time

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$354,315	$53,848
Cash & Cash Equivalents	$319,225	$29,546
Accounts Receivable	$0	$0
Short-term Debt	$25,658	$9,840
Long-term Debt	$5,551	$24,338
Revenues/Sales	$538,256	$476,900
Cost of Goods Sold	$(374,009)	$(323,645)
Taxes Paid	$0	$0
Net Income	$(449,538)	$(225,753)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 25, 2017

Van Soups LLC

SOUPURE
BODY PURE. MIND STRONG.

Up to $1,070,000 of Series Seed Crowd Notes

Van Soups LLC ("Soupure", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 4, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by December 4, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 4, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://soupure.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/soupure

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Van Soups LLC (the "Company") is a California Limited Liability Company, formed on August 8, 2013. The Company is currently also conducting business under the name of Soupure.

The Company is located at 13050 San Vicente Bld, Los Angeles, CA 90049.

The Company's website is https://soupure.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/soupure and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Soupure creates delicious, nutrient-dense products fueled by superfoods that help people feel great and live their best lives. There are four product lines which consist of products that are made with organic ingredients, fresh and free of dairy, GMOs, grain and preservatives.

The Offering

Minimum amount of Series Seed Crowd Notes being offered	$25,000
Maximum amount of Series Seed Crowd Notes	$1,070,000
Minimum investment amount per investor	$500
Offering deadline	December 4, 2017
Use of proceeds	See the description of the use of proceeds on pages 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 17, 19-21 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing

approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jesse Langley (CEO) since May 30, 2016, Greg Davis (CMO) as of October 10, 2016, Angela Blatteis (Co Founder and COO/Interim CFO) since August 2013, and Vivienne Vella (Co-Founder and Legal Counsel) since August 2013. The Company has entered into employment agreements with Jesse Langley, Greg Davis, Angela Blatteis, and Vivienne Vella although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Jesse Langley, Greg Davis, Angela Blatteis, Vivienne Vella or any member of the management team could harm the Company's business, financial condition, cash flow and results of operations.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to

suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
We purchase large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables, organic nuts and seeds, and organic beef and chicken. Costs of ingredients and packaging, including our high quality plastic bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our third-party manufacturing or third-party distribution facilities could occur.
A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our third-party distributors. The disruption could occur for many reasons, including insolvency, fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.
We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or

enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer eating and snacking habits;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding similar products or regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

In the event we move forward with any independent certifications for non-GMO, gluten free, Kosher or organic status, our products shall rely on such third party independent certifications.

We may in the future rely on independent certification of our non-GMO, gluten-free, organic and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and profitability.

Existing investors have not waived their pre-emptive rights and may exercise those rights.

The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares),the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 15%, or based on a $3 million valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $3 million valuation cap, so you should not view the $4 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights.
The Company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement, which limits your voting rights.
As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

BUSINESS

Business Plan
Soupure creates whole food nutrition in a convenient grab-n-go bottle. We believe that what we eat affects how we feel and that food is medicine. With this philosophy guiding every aspect of our company, Soupure creates

delicious, nutrient-dense products fueled by superfoods that help people feel great and live their best lives. There are four product lines which consist of products that are made with organic ingredients, fresh and free of dairy, GMOs, grain and preservatives.

- Gently Cooked Soups: A grab and go meal or snack, our soups are prepared with the goal of retaining the full nutritional value and aiding in the body's absorption of these vital nutrients. Gently cooking vegetables help soften rigid cell walls, making the micronutrients more accessible and the plant fiber easier to digest. Our soups can be consumed warm or cold and include flavors such as Carrot, Ginger & Turmeric, Japanese Sweet Potato and Split Pea Chlorophyll.
- "Sou-thies™": Our raw, cold soups which we fondly call "sou-thies" (the great taste of a soup + smoothie) with whole fruit bound by its fiber) are not only packed with essential vitamins, minerals, antioxidants, protein and fiber but are made with soaked nuts and seeds further enhancing the nutritional value. These omega-rich soups are designed to feed your brain and body for peak performance. Perfect for breakfast, post-workout or an afternoon treat.
- Bone Broths: These healing elixirs contain minerals in a state your body can easily absorb. Bone broth is loaded with collagens, and most notably glucosamine, chondroitin and hyaluronic acid, which help keep our joints healthy. Further, as we age, production of collagen declines and we start to see the outward signs of aging. As an added bonus, the naturally occurring rich collagen in bone broths help the body's own production process improve and plays a key role in revitalizing the health of hair, skin and nails.
- Alkaline Waters: Acting as an antioxidant, alkaline waters scavenge and neutralize harmful free radicals. These any time of the day refreshers help balance the body's pH, which tends to be acidic because of our high acid diet, stress and exposure to environmental toxins.

The Company's Products and/or Services

Product / Service	Description	Current Market
Grab-n-Go soups	Whole food nutrition in a convenient grab-n-go bottle	Busy executives, moms, any individuals looking for natural foods, packed for convenience

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer four product lines which consist of products that are made with organic ingredients, fresh and free of dairy, GMOs and preservatives and with no added gluten.

Currently, we are partnering with certain stores on a pilot basis, who will start stocking our product in a limited number of stores, before deploying nationally provided the pilot is successful. We also provide direct-to-consumer distribution. Although we started on the West Coast, we started shipping to the East Coast in May 2017 and now ground ship from coast to coast, direct to consumer. We are additionally working on partnerships with other companies that will white label our bone broth, and are in discussions with influencers and trainers to represent our brand.

Competition

We compete most directly with other companies selling health conscious soups and cleanses marketed to adults. We also compete with other manufacturers of health-forward foods and companies providing convenient whole foods, and with manufacturers of more traditional fast and convenient foods. General competition in the food industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of our products are the critical factors for the success of our company.

Customer Base

Our customers are primarily females, between the ages of 18 and 44 in the United States. Their top interests include nutrition, health, and fitness.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
86219959	Beverages, drinks, juices	SOUPURE	March 13, 2014	December 16, 2014	United States
86422541	Soups	SOUPING IS THE NEW JUICING	October 13, 2014	March 17, 2015	United States
87210027	Soups & Smoothies	SOU-THIE	October 20, 2016	October 24, 2017	United States

Litigation
None

Other

The Company is located at: 13050 San Vicente Blvd, LA CA 90049.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	47.50%	$11,875	8.43%	$90,250
General Working Capital	52.50%	$13,125	10.07%	$107,700
Organic and Kosher Certifications	0%	$0	1.30%	$13,910
New Dairy Bottles/Label Design	0%	$0	1.90%	$20,330
Growth in Inventory	0%	$0	2.50%	$26,750
Food Science	0%	$0	6.00%	$64,200
Digital Media – Social, Email, Paid, Influencer, Prospecting	0%	$0	27.29%	$292,003
Retail – Launch, Demos, TPR's,	0%	$0	7.20%	$77,040

Promos, Spoilage				
Logistics and Operations	0%	$0	35.31%	$377,817
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jesse Langley

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- CEO, May 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Soupure, CEO, May 2016 – Present: Oversees all aspects of production, retail, marketing and growth strategy.
- Chef'd, Co-Founder and President, June 2014-May 2016: Idea development to funding and leading a fast paced company. Formulated partnerships, developed operational management flows, mapped data for technology innovation through product lines while advancing digital marketing.

Jesse was Co-founder and President of Chef'd, a standout disrupter in the meal kit home delivery service category. As part of building the Chef'd brand with a content-centric focus, he developed strategic partnerships with over 80 leading lifestyle and CPG brands such as New York Times, Weight Watchers and Nestle. Through the development of systems and processes, Jesse took the Company to a $10M run rate in the first year while growing the Company to 100 employees. Previously, he operated as a change agent by creating and executing innovative energy and sustainability ideas for over 100 governments. Jesse was recently invited by Coca-Cola to present at their Venture and Emerging Brand Summit for "10x's Thinking in the Next 10 years."

Name
Angela Blatteis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- Co-Founder/COO, Interim CFO, August 2013 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co Founder/COO, Interim CFO, August 2013 – Present: Responsibilities include all aspects finance, investor relations, recipes and production oversight.

Angela left a partnership with The Gores Group after 17 years because of her passion to pursue an emerging market opportunity in health and nutrition. She brought the Company from inception to nearly $500K annual run rate in the first 2.5 years of the Soupure. Angela has an MBA from The University of Chicago – Booth School of Business and has worked in investment banking and private equity for 30 years. Her background in mergers and acquisitions

makes for a natural, agile entrepreneur. She was also recently selected by Coca-Cola to present at their Venture and Emerging Brand Summit.

Name
Vivienne Vella

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Co-Founder & Legal Counsel, August 2013 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co-Founder & Legal Counsel, August 2013 – Present: Present: Customer Service, Marketing and blogs and legal contracts.

A corporate attorney with Warner Brothers, Vivienne joined Angela as Co-Founder of Soupure to realize her vision for better, healthier, vegan alternatives that taste good. Vivienne has a JD from Berkeley School of Law and has practiced corporate and litigation law for over 20 years.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Jesse Langley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- CEO, May 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Soupure, CEO, May 2016 – Present: Oversees all aspects of production, retail, marketing and growth strategy.
- Chef'd, Co-Founder and President, June 2014-May 2016: Idea development to funding and leading a fast paced company. Formulated partnerships, developed operational management flows, mapped data for technology innovation through product lines while advancing digital marketing.

Jesse was Co-founder and President of Chef'd, a standout disrupter in the meal kit home delivery service category. As part of building the Chef'd brand with a content-centric focus, he developed strategic partnerships with over 80 leading lifestyle and CPG brands such as New York Times, Weight Watchers and Nestle. Through the development of systems and processes, Jesse took the Company to a $10M run rate in the first year while growing the Company to 100 employees. Previously, he operated as a change agent by creating and executing innovative energy and sustainability ideas for over 100 governments. Jesse was recently invited by Coca-Cola to present at their Venture and Emerging Brand Summit for "10x's Thinking in the Next 10 years."

Name
Greg Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, October 2016 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Soupure, CMO, October 2016 – Present: Chief Marketing Officer includes oversight on all marketing aspects of Soupure.
- USA Rugby, Digital Marketing Consultant, February 2016-November 2016: Launched subscription video on demand product, The Rugby Channel (www.therugbychannel.tv). Developed and managed the digital customer acquisition strategy & plan

- Milner Butcher Media Group, EVP (Digital), January 2012-January 2016: Built from the ground up full service digital media unit. Oversee the day to day operations of MBMG's digital marketing team including strategic planning, contract negotiation, analytics and driving innovation across paid, earned and owned channels. Clients: El Pollo Loco, Honda Aircraft Company, UCLA Education, UCLA Health, J. Paul Getty Trust, Natural History Museum of Los Angeles, Zodiac Vodka, Rainbow Light Nutritional Supplements, Universal Sports Network.

Greg is a first generation digital marketing pioneer credited with industry recognized innovations including the launch of 20th Century Fox's foray into e-commerce, Kia Motors' first ever digital campaign, launching "TMZ on TV", as well as starting and managing the digital agencies for DDB/LA and Milner Butcher Media Group. His marketing experience began in CPG where he developed a line of chilled juice products at Sunkist. Over this time, he has spoken at several industry conferences as a digital marketing subject matter expert and nominated by ThinkLA as "Digital Person Of the Year".

Name
Angela Blatteis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Co Founder/COO, Interim CFO, August 2013 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co Founder/COO, Interim CFO, Jan 2014 – Present: Responsibilities include all aspects finance, investor relations, recipes and production oversight.

Angela left a partnership with The Gores Group after 17 years because of her passion to pursue an emerging market opportunity in health and nutrition. She brought the Company from inception to nearly $500K annual run rate in the first 2.5 years of the Soupure. Angela has an MBA from The University of Chicago – Booth School of Business and has worked in investment banking and private equity for 30 years. Her background in mergers and acquisitions makes for a natural, agile entrepreneur. She was also recently selected by Coca-Cola to present at their Venture and Emerging Brand Summit.

Name
Vivienne Vella

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- Co-Founder & Legal Counsel, August 2013 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Co-Founder & Legal Counsel, Jan 2014 – Present: Customer Service, Marketing and blogs and legal contracts.

A corporate attorney with Warner Brothers, Vivienne joined Angela as Co-Founder of Soupure to realize her vision for better, healthier, vegan alternatives that taste good. Vivienne has a JD from Berkeley School of Law and has practiced corporate and litigation law for over 20 years.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 full time employees and 6 part time employees in employees work from home, their own offices and at our retail location all of which are in the Los Angeles area.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The interests in the Company are represented by issued and outstanding units, which may be divided into one or more classes, series or subseries, having the designations, powers, rights, privileges, preferences, qualifications, limitations and restrictions set forth in the Company's operating agreement or as determined by the Company's managers upon the Company's managers' issuance or authorization of units. As of December 31, 2016 and 2015, there was 10,346,337 and 8,015,174 membership units issued and outstanding. In conjunction with the issuance of membership units, the Company's members contributed a total of $779,104 and $150,000 of capital to the Company in the years ended December 31, 2016 and 2015. Additionally, in 2016 the Company issued membership units in exchange for legal services valued at $8,600.

The Company has the following debt outstanding:

In April 2015, the Company took a bank loan (the "Loan") for $29,732, bearing interest of 5.5%. The Loan requires repayment over 36 months with payments of $899 per month until maturity in April 2018. The Loan is collateralized by the Company's assets and is subject to personal guarantees by certain related parties to the Company. The Company prepaid the loan throughout the period it was outstanding and repaid the loan in full during 2017. The outstanding balance on the loan as of December 31, 2016 and 2015 was $5,551 and $24,338, respectively. Interest expense recognized on the loan for the years ended December 31, 2016 and 2015 was $514 and $1,219, respectively.

Ownership

A majority of the Company is owned by a few individuals and entities. Those individuals and entities are Vivienne Vella and Angela Blatteis.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Angela Blatteis	20.1%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company recognized revenue of $538,256 and $ 476,900 for the years ended December 31, 2016 and 2015, respectively, with the costs of those goods sold equaling $374,009 in 2016 and $323,645 in 2015. The Company has sustained net losses of $449,538 and $225,753 for the years ended December 31, 2016 and 2015 and has been reliant on capital contributions to support operating losses since inception.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, and will be used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising more than $1,000,000).

- If a "qualified equity financing" occurs, the notes will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion is triggered by a qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the amount of stock the Crowd Notes would convert into based on the valuation cap, provided that such conversion stock would have a higher value than two times the purchase price of the Crowd Notes.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.
Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $125,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of December 4, 2017.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Series Seed Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not applicable

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not applicable

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC

2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Angela Blatteis
(Signature)

Angela Blatteis
(Name)

Co-Founder & CFO
(Title)

9/25/17
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jesse Langley
(Signature)

Jesse Langley
(Name)

CEO & Director
(Title)

9/25/17
(Date)

/s/Greg Davis
(Signature)

Greg Davis
(Name)

CMO
(Title)

9/25/17
(Date)

/s/Angela Blatteis
(Signature)

Angela Blatteis
(Name)

CFO and Director
(Title)

9/25/17
(Date)

/s/Vivienne Vella
(Signature)

Vivienne Vella
(Name)

Director
(Title)

9/25/17
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

Van Soups, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Van Soups, LLC

TABLE OF CONTENTS

To the Members of
Van Soups, LLC
Los Angeles, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Van Soups, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
September 7, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VAN SOUPS, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 319,225	$ 29,546
Inventory	20,090	6,502
Deposits	15,000	17,800
Total Current Assets	354,315	53,848
Non-Current Assets:		
Other assets	711	711
Note receivable	50,000	-
Property and equipment, net	59,768	75,038
Total Non-Current Assets	110,479	75,749
TOTAL ASSETS	$ 464,794	$ 129,597
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 25,658	$ 9,840
Total Current Liabilities	25,658	9,840
Non-Current Liabilities:		
Bank loan	5,551	24,338
Total Non-Current Liabilities	5,551	24,338
Total Liabilities	31,209	34,178
Members' Equity:	433,585	95,419
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 464,794	$ 129,597

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VAN SOUPS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 538,256	$ 476,900
Costs of goods sold	(374,009)	(323,645)
Gross profit	164,247	153,255
Operating Expenses:		
General & administrative	455,500	309,977
Sales & marketing	157,771	67,812
Total Operating Expenses	613,271	377,789
Loss from operations	(449,024)	(224,534)
Other Income/(Expense):		
Interest expense	(514)	(1,219)
Total Other Income/(Expense)	(514)	(1,219)
Net loss	$ (449,538)	$ (225,753)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VAN SOUPS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the years ended December 31, 2016 and 2015

		Total Members' Equity	
Balance at January 1, 2015	$	171,172	
Contributions		150,000	
Distributions		-	
Net loss		(225,753)	
Balance at December 31, 2015	$	95,419	
Contributions		779,104	
Equity-based compensation		8,600	
Distributions		-	
Net loss		(449,538)	[redacted]
Balance at December 31, 2016	$	433,585	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VAN SOUPS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (449,538)	$ (225,753)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	20,662	16,138
Stock-based compensation	8,600	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory	(13,588)	11,111
(Increase)/Decrease in deposits	2,800	(3,800)
(Increase)/Decrease in other assets	-	(326)
Increase/(Decrease) in accounts payable	15,818	6,780
Net Cash Used In Operating Activities	(415,246)	(195,850)
Cash Flows From Investing Activities		
Purchase of property and equipment	(15,485)	(37,918)
Proceeds from sales of property and equipment	10,094	-
Issuance of note receivable	(50,000)	-
Net Cash Used In Investing Activities	(55,391)	(37,918)
Cash Flows From Financing Activities		
Capital contributions	779,104	150,000
Proceeds/(repayment) on bank loan, net	(18,788)	24,338
Net Cash Provided By Financing Activities	760,316	174,338
Net Change In Cash	289,679	(59,430)
Cash at Beginning of Period	29,546	88,976
Cash at End of Period	$ 319,225	$ 29,546

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Van Soups, LLC (the "Company"), is a corporation organized August 8, 2013 under the laws of California. The Company does business as Soupure. The Company is a retailer of soups, brothers, and alkaline waters to go.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances exceeded federally insured limits by $69,225 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no accounts receivable.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of finished goods held for distribution, product packaging, and other inputs to the products. The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5 years for the Company's equipment. The Company also capitalizes patent, copyright, and trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2016 and 2015, no property and equipment or intangible assets have been impaired.

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Equipment	$ 95,693	$ 94,950
Less: accumulated depreciation	(35,925)	(19,912)
Property and equipment, net	$ 59,768	$ 75,038

Depreciation totaled $20,662 and $16,138 for the years ended December 31, 2016 and 2015, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition and Costs of Goods Sold

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company includes shipping and delivery costs and merchant fees in operating expenses. Such expenses totaled $99,966 and $24,912 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Topic 835-30). This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the related debt's carrying value, which is consistent with the presentation of debt discounts. In June 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU adds further clarity to ASU 2015-03 for debt issuance costs related to line-of-credit-arrangements. We adopted the provisions of ASU 2015-03 and ASU 2015-15 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $449,538 and $225,753 for the years ended December 31, 2016 and 2015 and has been reliant on capital contributions to support operating losses since inception.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: NOTE RECEIVABLE

In December 2016, the Company invested $50,000 into a supplier's company, in the form of a convertible promissory note convertible into the supplier company's equity, contingent upon certain future events. The convertible promissory note bears interest at 8% and requires no payments of principal or interest until maturity in December 2018. The Company will periodically evaluate the collectability of this note receivable and record allowances against the carrying amount of the note receivable when facts or circumstances indicate the balance may not be fully collectible.

NOTE 5: BANK LOAN

In April 2015, the Company took a bank loan (the "Loan") for $29,732, bearing interest of 5.5%. The Loan requires repayment over 36 months with payments of $899 per month until maturity in April 2018. The Loan is collateralized by the Company's assets and is subject to personal guarantees by certain related parties to the Company. The Company prepaid the loan throughout the period it was outstanding and repaid the loan in full during 2017. The outstanding balance on the loan as of December 31, 2016 and 2015 was $5,551 and $24,338, respectively. Interest expense recognized on the loan for the years ended December 31, 2016 and 2015 was $514 and $1,219, respectively.

NOTE 6: MEMBERS' EQUITY

The interests in the Company are represented by issued and outstanding units, which may be divided into one or more classes, series or subseries, having the designations, powers, rights, privileges, preferences, qualifications, limitations and restrictions set forth in the Company's operating agreement or as determined by the Company's managers upon the Company's managers' issuance or authorization of units. As of December 31, 2016 and 2015, there was 10,346,337 and 8,015,174 membership units issued and outstanding. In conjunction with the issuance of membership units, the Company's members contributed a total of $779,104 and $150,000 of capital to the Company in the years ended December 31, 2016 and 2015. Additionally, in 2016 the Company issued membership units in exchange for legal services valued at $8,600.

The Company's managers may authorize additional units under their sole discretion. The Company's members have the right to participate in the issuance of additional units, *e*xcept in the case of units issued in connection with Equity Participation Plans described below, if the Company's managers propose to issue or sell any additional units, then the Company shall offer to each member the right to purchase that number of additional units then proposed to be issued or sold as shall be equal to the total number of such additional units multiplied by such member's percentage of units in the Company, on the same terms and subject to the same conditions as the proposed issuance to others. Members are provided tag-along and drag-along rights under certain circumstances, as dictated in the Company's operating agreement.

Voting rights of the members are established in and governed by the Company's operating agreement, providing members with voting rights on certain, limited matters dictated in the operating agreement. The Company's operating agreement established two persons as the managers of the Company, which provides these individuals with wide discretion to the management of the Company, as defined in the Company's operating agreement.

Members who have made capital contributions are entitled to a preferred return of 8%, accrued daily. The Company's profits and losses are allocated first to any preferred returns due to any members, then to the members generally in proportion to the members' percentage ownership percentage. Distributions may be made at the Company's managers discretion, first to any preferred returns due to any members, then to the members generally in proportion to the members' percentage ownership percentage, with special provisions to provide for distributions to members to cover estimated tax liabilities from tax allocations of profits.

The Company's managers may make performance incentive grants to members, officers, employees, or independent contractors, a number of actual or phantom units estimated not to exceed in the aggregate 10% of the Company's outstanding units. As of December 31, 2016, no performance incentive grants have been made, while 1,034,634 are authorized for issuance.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Capital Contributions

During 2017, the Company received $26,000 of capital contributions.

Management's Evaluation

Management has evaluated subsequent events through September 7, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C
PDF of SI Website

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SOUPURE

Soupure

Whole Food Nutrition On the Go. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Soupure is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Soupure without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

2016 Revenue
$538,256

Percent Of Direct To Consumer Revenue (June/July 2017)
73%

- CEO is former Co-Founder of successful meal kit delivery service, Chef'd, and co-founders Angela and Vivienne authored "The Soup Cleanse" book published in 6 languages
- Sales via E-Commerce, CPG brand at grocery stores, and a flagship location in Los Angeles leveraging the food's recent digital and physical synergies.
- Doubled gross margins as of January 2017 through scalable operations and infrastructure (mid 2016 - end 2016)
- As of May 2017, Soupure offers nationwide ground shipping from fulfillment centers located in New York and California.
- Loyal customer base with over 60% of revenue coming from repeat e-commerce customers with an average order value of $189 contributing to the company's revenue to date of $1,458,000.

- Round Size: US $1,070,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $125,000
- Offering Type: Side by Side Offering

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Soupure is a collaboration of nutritional experts, physicians, culinary artists and epicureans on a mission to redefine how we think of food.

Soupure creates whole food nutrition in a convenient grab-and-go bottle. We believe that what we eat affects how we feel and that food Is medicine. With this philosophy guiding every aspect of our company, Soupure creates delicious, nutrient-dense products fueled by superfoods that help people feel great and live their best lives.

Pitch Deck



SOUPURE
BODY PURE. MIND STRONG.
INVESTOR PRESENTATION
June 2017

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Product & Service

We have four product lines, which consist of products that are organic, fresh, and free of dairy, GMOs, gluten, and preservatives.

- **Gently Cooked Soups**: A grab-and-go meal or snack, our soups are prepared with the goal of retaining the full nutritional value of the underlying whole foods and aiding in the body's absorption of their vital nutrients. Gently cooking vegetables helps soften rigid cell walls, making the micronutrients more accessible and the plant fiber easier to digest. Our soups can be consumed warm or cold and include flavors such as Carrot, Ginger & Turmeric, Japanese Sweet Potato, and Split Pea Chlorophyll.
- **"Sou-thies™"**: Our raw, cold soups, which we fondly call "sou-thies", (the great taste of a soup + smoothie) are made with whole fruit bound by its fiber. Sou-thies are not only packed with essential vitamins, minerals, antioxidants, protein, and fiber but are also made with soaked nuts and seeds, further enhancing the nutritional value. These omega-rich soups are designed to feed your brain and body for peak performance. Ideal for breakfast, post-workout, or an afternoon treat.

- **Bone Broths**: These healing elixirs contain minerals in a state your body can easily absorb. Bone broth is loaded with collagens, glucosamine, chondroitin, and hyaluronic acid, which help keep joints healthy. As we age, production of collagen declines and we start to see the outward signs of aging. The naturally occurring rich collagen in bone broths can help the body's own collagen production process and may play a key role in revitalizing the health of hair, skin, and nails.

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- **Alkaline Waters**: Acting as an antioxidant, alkaline waters scavenge and neutralize harmful free radicals. These any-time-of-the-day refreshers help balance the body's pH, which tends to be acidic because of our high acid diet, stress, and exposure to environmental toxins.

"Souping is the New Juicing ™"

We offer "A Soup for Every Need", from easy to follow programs and cleanses for a more immersive experience, to single-serving soups and create your own customizable boxes. Our Cleanse Programs are a comprehensive way to help purify your system by flooding it with active, living macronutrients, micronutrients, live nutraceuticals, and enzymes. Soups are essentially a "predigested" blend of foods already broken down, which allow the body to focus on healing itself and to make bigger strides in building strength. Our soups fight these adverse effects and help boost the immune system.

Soup Lovers Pack

By popular demand of our customers, we offer a specially priced, limited edition pack of twenty one of their favorite products, making it easy to share with the whole family.

Summer Slim Down

A simple and effective way to help reset your "appetite thermostat" by incorporating soup into a regular healthy lifestyle. Soupure's Summer Slimdown program can be done in 10-day increments, consisting of 2-3 soups each day before a planned meal. In addition to the soups, we provide delicious and easy to prepare recipes for the planned meals. The whole food based soups provide volume, fiber, and protein which are satiating and create a sense of feeling full. This, in turn, helps curb the appetite and re-train the body's cravings for starchy and rich foods. A win-win not just for the 10 days but as a lifestyle change.

Survive The Holidays

Soupure gives you a plan and the products to not just survive, but thrive throughout the holiday season. The plan is simple: you have a Soupure soup in place of 1- 2 meals each participating day. By regularly souping and exercising over the holidays you can maintain and even improve your fitness and health over what might otherwise be a stressful period in the world of food and fitness.

Healthy Foundation Reset

A simple program designed with the help of medical experts, aiming to restore your body's natural ability to heal itself. This 7-day phase curriculum from Soupure, featuring Sage Tonic teas and tisanes, allows the body to heal, restore, and protect from the inside out. This aids bodily repair, toxin removal, reduces free radicals, and promotes healthy metabolic pathways.

We face a constant onslaught of environmental, physical, and psychological stressors. With this program, we promote necessary physiologic pathways and build new, healthy patterns for the body's daily functionality.

What our customers are saying:*

"Now that I'm in my fifties, I want something that's balanced, isn't punitive, isn't based in fads, is something I can enjoy, and is sustainable and really truly healthy for me." - Michael Chiklis

"The chicken bone miso broth was incredibly satisfying, the zucchini basil lunch was surprisingly hearty, and the Superhero nuts and seeds blend, which we had for breakfast, tasted better than most desserts." - Goop

*Disclaimer: The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery




SOUPURE
CARROT GINGER
PREVENT
KALE MINESTRONE
ROBUST
STRAWBERRY CASHEW
ENERGIZE
TOMATO BASIL
VIBRANT
SPICY ASPARAGUS LEEK
REBUILD
NUTS & SEEDS
SUPERHERO



Our line.. Choose your flavor, nutrients and superfoods.

Media Mentions

TERMS

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Team Story

"Soup is one of our first loves!" - Co-founders Angela Blatteis and Vivienne Vella. These busy execs by day and moms by night came together in a perfect storm of events that lead them to the clear conclusion that the market is in great need of food products that make a difference. They both had family members succumb to cancer and are firm believers that the food we eat plays a key role in triggering, treating and even preventing specific health conditions.

Through Angela's background in private equity, and being exposed to a multitude of new business plans on a weekly basis, coupled with Vivienne's business affairs and legal acumen, they set forth to gather insights and contribution from top experts in the medical, wellness, and culinary industries. They brought together their passion for soup with the insights of these respective experts to develop the whole food based recipes and product line for Soupure. "Food Is Medicine" is a core philosophy of the Soupure brand and guided the charge to formulate a brand designed around a better and easier way to get the most from natural foods and eat clean. All in a grab-and-go bottle packed with colorful superfoods that include everything you need to feel and look great. The seed of Soupure was born.

Founders and Officers



Angela Blatteis
CO-FOUNDER & CFO

Angela left a partnership with The Gores Group after 17 years because of her passion to pursue an emerging market opportunity in health and nutrition. She brought the company from inception to nearly $500K annual run rate in the first 2.5 years of the Soupure. Angela has an MBA from The University of Chicago – Booth School of Business and has worked in investment banking and private equity for 30 years. Her background in mergers and acquisitions makes for a natural, agile entrepreneur. She was also recently selected by Coca-Cola to present at their Venture and Emerging Brand Summit.



Jesse Langley
CEO

Jesse was Co-founder and President of Chef'd, a standout disrupter in the meal kit home delivery service category. As part of building the Chef'd brand with a content-centric focus, he developed strategic partnerships with over 80 leading lifestyle and CPG brands such as New York Times, Weight Watchers and Nestle. Through the development of systems and processes, Jesse took the company to a $10M run rate in the first year while growing the company to 100 employees. Previously, he operated as a change agent by creating and executing innovative energy and sustainability ideas for over 100 governments. Jesse was recently invited by Coca-Cola to present at their Venture and Emerging Brand Summit for "10x's Thinking in the Next 10 years."



Vivienne Vella
CO-FOUNDER & GENERAL COUNSEL

A corporate attorney with Warner Brothers, Vivienne joined Angela as Co-Founder of Soupure to realize her vision for better, healthier, vegan alternatives that taste good. Vivienne has a JD from Berkeley School of Law and has practiced corporate and litigation law for over 20 years.



Greg Davis
CMO

Greg is a first generation digital marketing pioneer credited with industry recognized innovations including the launch of 20th Century Fox's foray into e-commerce, Kia Motors' first ever digital campaign, launching "TMZ on TV", as well as starting and managing the digital agencies for DDB/LA and Milner Butcher Media Group. His marketing experience began in CPG where he developed a line of chilled juice products at Sunkist. Over this time he has spoken at several industry conferences as a digital marketing subject matter expert and nominated by ThinkLA as "Digital Person Of the Year".

Key Team Members

RK

Ronit Koren
Project Manager (Consultant)

Notable Advisors & Investors

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Alan Stern

Advisor, Principal, Winstar Properties, Inc.



Andy Waldman

Advisor, CEO at Focus Magazine.



Celestino Drago

Advisor, Executive Chef/Owner. Drago Centro, IL Pastaio, Drago Bakery, among others.

Q&A with the Founder

Q: How do supply and fulfillment work?

Soupure: Supply is addressed with co-packers. We work with two co-packers as bone broth production is completely different from vegetarian soup production. We have both east and west coast fulfillment with experienced partners so that we can ground ship from each location and fulfill retail channel needs as applicable.

Q: What are other partnerships?

Soupure: We have several partnerships at different stages in our sales channels: On the E-commerce front: This September, we launch with both Chef'd and Spoon University. Selected products will be a grab-and-go option for the Spoon University Meal Kit, which is geared to their student network at hundreds of college campuses. This offering will be available throughout the Fall 2017 semester. In October, we launch as a preferred product in the Lightwell Health Clean Eating reset program and will launch our bone broth with Sunfare Foods the same time, for local Los Angeles and Arizona based Sunfare meal subscribers. On the Retail front: We have identified the retail stores for our product upon funding with an approach of being very narrow and deep in a region before moving to another geographic location. As an example our Southern California regional focus is around these stores: Erewhon (Have tested product in store); Lassens (Have identified as a potential fit); Jimbo's (Have had discussions about offering product); Mother's (Have identified as a potential fit); Gelson's (Have had discussions about offering product); Lazy Acres (Have identified as a potential fit); Bristol Farms (Have identified as a potential fit); Sprouts (Have identified as a potential fit); Vicente Foods (Have tested product in store and currently offer). We are in discussion with Coffee Bean & Tea Leaf and the intent is to launch a test of our products early 2018. In addition, we are in discussion with a large chain of 1500 grab-and-go cafe convenience stores in China that are interested in carrying a selection of our products towards the end of 2017. Testing is underway on these products to determine the best method for distribution to China.

Q: What are exit expectations?

Soupure: We have seen a growth of acquisitions in the healthy food and the grab-and-go food product space. Large food corporations, from Campbell Soup to General Mills to Coca Cola, are setting up venture arms to build and/or acquire healthy brands that they could help accelerate with their distribution and network. Once start up companies reach $2 million in revenue per annum, a multitude of doors are opened with venture firms that may later partner with strategic buyers. These venture firms assist in the grooming and growing of the businesses and taking them to the size needed by large brands, typically $5-20 million in revenue. We expect to exit to a large strategic partner in the food or health space and believe that a large corporate entity will buy a material stake in the company at 4-7x multiple of revenue once we have hit those revenue levels.

Q: Given your current cash position of 1 month runway, how will you address this?

Soupure: We can reduce salary of management to a third or zero until $100,000 is raised. We also have a credit line at Swift Capital for $90,000 at 15% monthly interest (23% APR). I am willing to put in $25,000 (CEO Angela) and there are a few individuals who are considering investment. I am guessing that is a total of $75,000-200,000, maybe more. I prefer not to provide their names. We have also begun conversations with a few early stage companies but it is premature for us to provide any probability at this time or quantify it.

Q: The revenue growth was relatively to flat in 2016. Why is that?

Soupure: Our revenue in 2014 was $80,000. In 2015, we increased it 5X. In 2016, our previous co-packer was not able to provide consistency of our products and the quality was lacking. Quite simply, we could not expand without consistency and quality. It took nearly 12 months to put in place competent and scalable co-packers, east and west coast fulfillment, and an e-commerce website that could accommodate our increased needs. We further used that time period to secure a high pressure processor to extend our shelf life and complete validation studies of products for safety.

Q: What led to the expansion in YTD gross margin?

Soupure: We moved from Freshology in November 2016 to Beaming during that month. By January, they began scaling our product and they produced our product at a much lower cost. We paid for fully burdened labor + 25%. At Beaming, we pay labor per bottle + 15%. The labor rate per bottle depends on the number of bottles produced. As example, at under 2000 bottles, we pay $1.20 + 15% mark up. For each additional 1000 bottles, the labor per bottle cost goes down 10 cents and therefore the dollars paid on the mark up go down accordingly. Further improvement with gross margins over the last two months reflects our efforts on a broth co-packer. We were able to produce a higher quality product with lower costs, even with logistics and storage requirements. As I mentioned when we spoke, we will see further improvement on this as we did not trigger large productions of broth purchases from the broth co-packer until 2 weeks ago. Bottle/cap costs. Year to date you see no improvements here but stay tuned, cause you will. When we have funding and migrate to our 12 ounce bottle, the bottle, the cap and the label all come down in costs. We currently pay 27 cents per bottle (excludes cap and label) + 13 cents to ship the bottles to us, so we pay more than 40 cents for the bottle. Our new bottle will cost 19 cents and then eventually drop to 14 cents. We are excited about that. The cap and label savings are small but they don't hurt.

Q: You project a $850,000 revenue at year-end 2017. How will you achieve this given we are more than half way through the year?

Soupure: We reached over $50,000 in June. Once we start marketing, we will have a big splash. We will also develop relationships with celebrities and partner with Gunnar Peterson, who is a celebrity trainer. He will be the PR person for our brand on the West Coast and we have someone r to him on the East Coast. Additionally, we are already seeing a lot of demand on the East Coast which we just started last quarter and going to partner with Coffee Bean and others.

Q: How did you build out your projected financials model? What are growth drivers and assumptions you used?

Soupure: It's based on units sold at our historical average cost then broken down by sales direct to consumer at a higher price than the price that is generated by retail unit growth. We assume a certain number of stores per month growing and marketing dollars per store as each store requires a free fill and 4 marketing sampling experiences in that store. This is how marketing expense for store sampling is built out. We begin fourth quarter 2017 in the Southern Cali area and then begin launching in retail in the first quarter 2018 on the east coast. Unit sale price is based on the assumption of a 35% gross margin to the store and a 25% average cost for the distributor. If you are seriously interested in seeing a 40 tab model with all assumptions and breakdowns from the bottom up, we have it.

Q: What is the shelf life of your soup?

Soupure: Our Shelf life varies from a minimum of 45 days to up to 90 days depending on the product, provided that the cold chain of no greater than 41 degrees is kept and the bottles are unopened. Once opened, we suggest immediate consumption. To extend shelf life, we leverage High Pressure Processing (HPP), which is a technology that applies cold pressure on the bottle to remove pathogens, extend shelf life, and keep the nutritional values intact.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Minimum investment	$20,000	US $500
Target minimum	US $125,000	US $125,000
Security type	Crowd Note	Crowd Note
Conversion discount	15.0%	15.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $125,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


General Working Capital
Offering Expenses

If Maximum Amount Is Raised

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General Working Capital
Organic and Kosher Cer...
New Dairy Bottles/Labe...
Growth in Inventory
Food Science
Ditigal Media
Retail
Logistics and Operations
Offering Expenses

Investor Perks

- **$500** - Create Your Own 7-Pack, excludes shipping costs.
- **$1,500** - Soup Lovers Pack, which consists of 21 bottles of soup, excludes shipping costs + 25% one time discount*.
- **$5,000** - $500 Soupure Gift Card + 25% one time discount + 10% lifetime discount code*.
- **$10,000** - $1000 Soupure gift card + 15% lifetime discount* + VIP package (autographed book & "The Soup Cleanse" dinner party with co-founders at private estate in Los Angeles).
- **$25,000** - $2500 Soupure gift card + 20% lifetime discount* + VIP package (autographed book & "The Soup Cleanse" dinner party with co-founders at private estate in Los Angeles).
- **$50,000** - (perks from $25,000 level + donor is part of team that creates and names new variety of soup to be launched as part of the Soupure product portfolio).

Discounts cannot be combined with any other offers, discounts, or promo codes, or applied to previous purchases. Discount will be applied in cart; no further discount will be applied at checkout. No cash alternative. Non-transferable.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Soupure's prior rounds by year.


$3500000
$3000000
$2500000
$2000000
$1500000
$1000000
Pre-Seed (Common)
Seed 1 (Common)
Seed 2 (Common)
Seed 3 (Preferred)
Current Seed (Crowd)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $175,000
Close Date	Aug 4, 2014
Security Type	Common Equity

TERMS

Seed 1

Round Size	US $303,300
Close Date	Feb 14, 2015
Security Type	Common Equity

Seed 2

Round Size	US $100,000
Close Date	Apr 19, 2015
Security Type	Common Equity

Seed 3

Round Size	US $722,000
Close Date	Aug 1, 2016
Security Type	Preferred Equity

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the form C as Exhibit B.

Operations

The Company recognized revenue of $538,256 and $ 476,900 for the years ended December 31, 2016 and 2015, respectively, with the costs of those goods sold equaling $374,009 in 2016 and $323,645 in 2015. The Company has sustained net losses of $449,538 and $225,753 for the years ended December 31, 2016 and 2015 and has been reliant on capital contributions to support operating losses since inception.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, and will be used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Commentary

Soupure launched with local deliveries in the Los Angeles area through e-commerce in August 2014 and generated gross revenue of $82,310 of revenue that year. By April of 2015, Soupure opened a branded retail location in Brentwood and revenue grew to $491,610 in 2015; an increase of more than 6x with approximately 44% of revenue from E-commerce local deliveries and the balance from retail sales.

Gross revenue increased to $553,706 in 2016, reflecting a CAGR of ~114% over the 2.5 years. Gross revenue for the first seven months of 2017 totalled $310,610. The drop off in our growth rate expansion was anticipated as in 2016 Q1, we set out to overhaul our infrastructure for scale. We knew that to become a higher revenue brand, our products had to have more than a 3 day shelf life and we needed scaleable and sustainable co-packers and systems. With proof of concept achieved at the end of 2015, the last 9 months of 2016 and the first several months of 2017 were all about implementing scalable systems to support expansion.

This began with a focus on life extension, safety, and quality for our products. Extensive life testing and safety with validation studies and certified lab studies taking close to 9 months were critical for us as a food and beverage company. Further, a scaleable infrastructure necessitated our bringing on a CEO with E-commerce and food experience as well as bringing on a marketing expert. Our team then successfully secured multiple co-packers that specialize in each of bone broth and organic vegetarian product production. With historical gross margins negative at times and 22.5% in 2016, this required the right partners to ensure more than a doubling of these margins was viable. Further, we entered into partnerships with east and west coast fulfilment agents and secured logistic partners, all of which were critical to scale. With the launch of our east coast

fulfilment partner mid-May 2017, we began ground shipping coast to coast for 1/5th the shipping cost to our consumer. To date, little money has been spent on marketing. A substantial portion of funds raised in this campaign will go to marketing with the aim to support more than 10x our [illegible]nt volume.

As a result of our east coast fulfillment center our e-commerce has grown from 45% of revenue in 2015 to 60% of our total revenue for 2017 and we expect e-commerce to continue grow. Once we convert to our new 12 oz bottles at an improved price point, post fundraise, we plan to launch in a number of high end retailers in Southern California where testing was already completed. As we grow from third party retail, we expect this component of our business to go from less than 1% to 60% over the next 2 years.

Gross Margins have more than doubled for the first 6 months of 2017 to 47.81% versus full year 2016 of 22.55%. As mentioned above, this is a result of securing competent co-packers and logistics. We anticipate continued gross margin improvement as we scale and take advantage of economies of scale.

Soupure is able to leverage its Digital and Retail presence. Soupure has retail marketing exposure and engages with consumers with lifestyle content online. These lifestyle programs allow us to engage with our customers through programming like our "Summer Slimdown" and "Survive the Holidays." This programming, in combination with our third party retail roll out schedule, provides many synergies with our infrastructure, marketing, and customer acquisition.

Our company grew when we became an authority on souping and published one of the first books on soup cleansing called The Soup Cleanse in January of 2015. Recognizing the size of the cleansing market versus the "food on-the-go" market, we have grown into a lifestyle brand which also includes an emphasis on weight loss, health, and nutrition. As a brand that provides whole food nutrition on the go, we provide programs and plans that go beyond cleanses. We were successful selling soup in the summer with our strongest e-commerce sales ever this June and July, totalling approximate net revenue of $92,500 versus prior year of $79,300, growth of 16.6% for the same period. Our average e-commerce sales price is $189 and 60% of our e-commerce revenues come from repeat e-commerce customers.

Profitability. Our goal is to grow to $5 million in revenue while achieving profitability by the end of 2018. Looking at exits of Suja, BluePrint, Evolution, and Bolthouse Farms suggest achievable exit values at 4-7 times revenue. Co-Founder has 30 years of experience in investment banking /private equity and is leveraging her experience and relationships to set the company up for success.

Market Landscape

As a food company, we believe Soupure is uniquely positioned in the competitive landscape to harness the below trends:

- **Digital and Retail presence**. There has been continued traction in the merging of e-commerce and retail brands as recently evidenced by the Amazon and Whole Foods acquisition. Soupure has retail marketing exposure and with a digital presence, can provide content, education, programs and plans for consumers to better eat healthy.
- **Online Sales**. As evidenced in this article, "Online grocery sales growing by 25% per year", http://www.fooddive.com/news/grocery--study-online-grocery-sales-growing-by-25-per-year/503971/ online grocery sales continue to increase. Online sales currently provide us our best profit margins
- **Organic Food**. This category continues to climb with 8.4% growth in the last year. Fruit and vegetables account for 40% of sales and consumers place high value on freshness and convenience. http://www.foodinsiderjournal.com/blogs/clean-label-insights/2017/06/us-organic-food-sales-hit-record-43-billion-in-2016.aspx
- **Convenience**: Grabbing something easy to consume on the go as a snack is 40% of the $370B U.S. Packaged Food market with Millennials driving this growth.http://www.foodnavigator-usa.com/R-D/Millennials-drive-snack-growth-reshape-how-Americans-eat-Euromonitor

Please additionally see Slide 17 in our Investor Deck for a more detailed chart of the competitive landscape and market position.

Risks and Disclosures

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jesse Langley (CEO) since May 30, 2016, Greg Davis (CMO) as of October 10, 2016, Angela Blatteis (Co Founder and COO/Interim CFO) since August 2013, and Vivienne Vella (Co-Founder and Legal Counsel) since August 2013. The Company has entered into employment agreements with Jesse Langley, Greg Davis, Angela Blatteis, and Vivienne Vella although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Jesse Langley, Greg Davis, Angela Blatteis, Vivienne Vella or any member of the management team could harm the Company's business, financial condition, cash flow and results of operations.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

We purchase large quantities of raw materials, including ingredients such as organic raw fruits and organic vegetables, organic nuts and seeds, and organic beef and chicken. Costs of ingredients and packaging, including our high quality plastic bottles, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our third-party manufacturing or third-party distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our third-party distributors. The disruption could occur for many reasons, including insolvency, fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer eating and snacking habits;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding similar products or regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

In the event we move forward with any independent certifications for non-GMO, gluten free, Kosher or organic status, our products shall rely on such third party independent certifications.

We may in the future rely on independent certification of our non-GMO, gluten-free, organic and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and profitability.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (1 file)
Product or Service (14 files)
Financials (2 files)
Fundraising Round (1 file)
Miscellaneous (3 files)

EXHIBIT D

Investor Deck

SOUPURE
BODY PURE. MIND STRONG.


SOUPURE
CARROT GINGER
PREVENT
CARROT SOUP
SOUPURE
STRAWBERRY CASHEW
ENERGIZE
STRAWBERRY SOUP
SOUPURE
TOMATO BASIL
VIBRANT
TOMATO SOUP
SOUPURE
SPICY ASPARAGUS LEEK
REBUILD
ASPARAGUS SOUP
SOUPURE
ZUCCHINI BASIL
HEAL
ZUCCHINI SOUP
SOUPURE
CHICKEN BONE BROTH
SOOTHE WITH MISO
CHICKEN BROTH
SOUPURE
BEEF BONE BROTH
SAVORY
BEEF BROTH

INVESTOR PRESENTATION

June 2017

DISCLAIMER

This presentation contains offering materials prepared solely by Soupure without the assistance of SI Securities, and not subject to FINRA Rule 2210.

This Confidential Management Presentation has been prepared for discussion purposes only. It is being delivered on a confidential basis to specified parties solely to assist them in deciding whether to proceed with their investigation of Van Soups LLC doing business as Soupure ("Soupure" or the "Company") in accordance with procedures established by the Company. This Management Presentation does not purport to contain all of the information that may be required or relevant to a recipient's evaluation of any transaction and recipients will be responsible for conducting their own investigations and analysis.

The distribution and use by each recipient of the information contained herein and any other information provided may not be distributed, reproduced or used without the express consent of the Company or for any purpose other than the evaluation of the transaction by the person reviewing this Management Presentation.

Neither the Company or any of its affiliates or representatives makes any representation, warranty or guaranty of any kind, express or implied, as to the accuracy, completeness or reasonableness of the information contained herein or any other written or oral communication transmitted or made available to the recipient. The Company and its affiliates and representatives expressly disclaim any and all liability based on or arising from, in whole or in part, such information, errors therein or omissions therefrom.

In addition, this Management Presentation includes certain projections and forward-looking statements provided by the Company with respect to the anticipated future performance of the Company. Such projections and forward-looking statements reflect various assumptions of management concerning the future performance of the Company, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Accordingly, there can be no assurance that such projections or forward-looking statements will be realized. Actual results may vary from anticipated results and such variations may be material. No representations or warranties are made as to the accuracy or reasonableness of such assumptions or the projections or forward-looking statements based thereon.

Only those representations and warranties that are made in a definitive written agreement relating to a transaction, when and if executed, and subject to any limitations and restrictions as may be specified in such definitive agreement, shall have any legal effect. Each recipient should make an independent assessment of the merits of pursuing a transaction and should consult its own professional advisors. This Management Presentation should not be considered to be an offer to buy the securities of the Company described herein. Any such offer, if and when made, will be in writing.

The delivery of this Management Presentation should not create any implication that there has been no change in the business and affairs of the Company since such date. Neither the Company nor its affiliates or representatives undertakes any obligation to update any of the information contained herein. The Company is free to conduct the process for the transaction as it determines in its sole discretion (including without limitation, ceasing to proceed with any transaction, terminating further participation in the process by any party, negotiating with prospective buyers and entering into an agreement with respect to a transaction without prior notice to you or any other person) and any procedures relating to such transaction may be changed at any time without prior notice to you or any other person.

CONTENTS


SOUPURE
JAPANESE SWEET POTATO
RESTORE
SOUPURE
STRAWBERRY CASHEW
ENERGIZE
SOUPURE
SPLIT PEA CHLOROPHYLL
PROTECT
SOUPURE
ZUCCHINI BASIL

WHO WE ARE

Soupure is a **collaboration** of nutritional experts, physicians, culinary artists, and epicureans on a mission to redefine food conventions. We celebrate the vibrant characteristics and **nutraceutical properties** of locally grown produce and organic ingredients. Our **artisanal crafted products** are designed to conveniently provide today's active consumer **these whole foods,** without sacrificing taste or quality.

COMPANY AT A GLANCE

- **Soupure's goal** is to create whole food nutrition in a convenient grab-n-go bottle
  - Food Is Medicine – With this philosophy guiding every aspect of our company, Soupure creates delicious, nutrient-dense products fueled by superfoods that help people feel great and live their best lives
  - Products are organic, fresh, and free of dairy, GMOs, gluten, and preservatives

- Strategic & scalable growth
  - We believe we had proof of concept when revenue grew from $0 to over $500K run rate in less than a 3-year period
  - We spent the last year building our infrastructure so that we could scale to a national footprint with efficiencies
  - Funds are for working capital and for expansion to stimulate trial and build advocacy
  - We believe that with a successful capital raise we can be the next 10x10 brand

VALUE PROPOSITION

science-based functional foods



+

convenience of grab & go



+

organic, whole food nutrition

USDA ORGANIC

- “The Soup Cleanse” book – an early soup cleanse book in market, now published around the world in 7 languages
- Soupure drives forward with the positioning of “The Science of Soup” and medical endorsements; product line was created around addressing the top 10 most commonly treated ailments

- Differentiated Product line- Vegan and Bone Broths- one of the few soup or juice companies that have bone broths as part of its repertoire
- Experienced management team- depth of experience in CPG, finance, legal and marketing


AUTHORITY
QUALITY & TASTE
MARKET RESPONSIVE
CONVENIENCE

- Organic, not just “fresh”
- Thoroughly tested recipes and flavor profiles –feedback through company’s owned & operated retail store

- Soupure has fulfillment on both coasts for low cost shipping
- Operates as both a CPG and e-commerce brand – which cross-pollenates channels and amplifies awareness and demand

PRODUCTS OVERVIEW

PRODUCT CATEGORIES



RAW & COLD SOU-THIES™



GENTLY COOKED SOUPS



BONE & VEGAN BROTHS



ALKALINE WATERS

SOLUTION DRIVEN CLEANSES & PROGRAMS

HEALTHY Foundation RESET

HEALTHY FOUNDATION METABOLIC RESET

SOUPURE'S SUMMER SLIMDOWN

SUMMER SLIMDOWN & CREATE YOUR OWN PACKS (SOUPING AS A LIFESTYLE)


x 5

1, 3 & 5-DAY CLEANSES

◦ Products for all seasons ◦ Health in a Bottle

◦ Designed to work together in programs or standalone

MEDICAL BENEFITS

Soup Consumption Is Associated With Reduced Risk of Overweight/Obesity & Cardiovascular Issues

- Soup consumers versus non soup consumers:
  - Are 38% less likely to be obese
  - Tend to have waistlines that are 3 centimeters smaller (> than a belt notch)
  - Tend to consume 20% less calories if soup is consumed before a meal
  - Tend to consume 20% higher vegetable intake, and show a lower incidence of cardiovascular issues including heart attack and stroke, lower blood pressure and a decrease in bone loss

Food Is Medicine: Key Health Benefits of Soupure's Products*

- Anti-Inflammatory
- Antioxidant Properties
- Heart Healthy
- Pro Hair, Skin & Nails
- Supports Bone Health
- Boosts Immunity
- Digestive Aid
- Regulates Blood Sugar
- Promotes Healing
- Anti-Aging

*These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

SHIFTING CONSUMER TRENDS

ON THE GO, BETTER FOR YOU SNACKING

Millennials driving on the go eating and snacking trends with consumption of snacks 3.0/day, versus 2.3/day for GenX and 1.5/day for boomers

52% of population eat snacks as meals

NATURAL / ORGANIC FOODS

The natural foods market reached $69 billion in 2016, a 32% growth rate over 5 years

Consumer preferences moving away from common food allergens, as 44% of consumers saying food restrictions, food allergies, or avoidance of certain ingredients dictate what they eat

WELLNESS & ACTIVE NUTRITION

Consumer shift to functional foods has created a $58B+ industry, double the $27B generated 10 years ago

TARGET AUDIENCE

Newsletter Profile

- Gender
  - 85% Female
  - 15% Male
- Age
  - 18-24 4.5%
  - 25-34 29.5%
  - 35-44 27.9%
  - 45-54 20.5%
  - 55+ 17.6%

Site Audience (Google Analytics)

- Gender
  - 83% Female
  - 17% Male
- Age
  - 18-24 17.4%
  - 25-34 35.3%
  - 35-44 23.4%
  - 45-54 13.9%
  - 55+ 10.0%
- Top Interests
  - News, entertainment
  - Shopping
  - Health & fitness
  - Food & Drink / Cooking & Recipes








SOUPURE




SOUPURE

#SoupingIsTheNewJuicing


The New York Times
FASHION & STYLE
Souping Is the New Juicing
By RACHEL FELDER FEB. 3, 2016

"How Lea Michele Got In the Best Shape of Her Life"


SPECIAL WELLNESS ISSUE
People
YOUR HAPPIEST SELF!


Life&Style
DIETS THAT WORK
Gwyneth's Fave New Fat-Buster
The Miracle Soup Cleanse!
ON THE MENU

goop

"The Health Nut Holiday Gift Guide"


Soupure Featured In CLEANPLATES
5 New Healthy Products We Love: Volume 17


VOGUE's Guide to Detox in 2017


BuzzFeed
"I thought the soups were amazing…they were the best part of the whole experience"
We Tried A 3-Day Soup Cleanse • The Test Friends

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

PEOPLE ARE BUZZING!


EVERYBODY LOVES SOUP!


@mariashriver


michellechiklis
Following
michellechiklis First day on my #soupuresummerslimdown #gettingfit @soupure
kylerichards18 I may need to do this
michellechiklis @kylerichards18 let me know and I will send it over.
danakofsky
alikigreeky Ohhh I want to try this!
jblatteis !!
xosophialo Fab!!!!
ccsirota Do you ship to Scottsdale?
lisaannwalter Mine too Michelle!
commandstyle @michellechiklis I think I need this
@kylerichards18
"i may need to do this"


@hollyrpeete
beverlyhillssurgeon Just bought some soup today from you guys! Thanks for keeping me healthy and feeling young!!
soupure enjoy in good health @beverlyhillssurgeon!
hollyrpeete Doing this next week
veiledfree
soupure @hollyrpeete amazing! let us know how it goes!
celbella @marcacc
perslikeapurse @aowens8 holy crap!!!
themindfulblonde YUM


hannahbronfman 1m
@hannahbronfman
Airport bound with a travel ready soup by @soupure


Cookie Johnson
@cjbycookie
Follow
Starting a 3-day soup cleanse by @Soupure. wish me luck, vacay is officially over!!

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

REPEAT CUSTOMERS & ORDERS

31% of Soupure Online Customers Are Repeat Customers

% Of Total Online Customers


31%
69%

E-Commerce Orders From Repeat Customers


10%
2%
12%
14%
62%
10% purchase over 30x
2% purchase over 20-29x
12% purchase 10-19x
14% purchase 6-9x
62% purchase 2-5x

* This data represents total customers from 8/14-6/17, which consists of 2,308 customers

AVERAGE VALUE PER CUSTOMER

LTV For Active Customers

Frequency	Avg Sale/Customer
30x +	$9,502.79
20-29x	$5,349.60
10-19x	$2,110.34
6-9x	$1,383.11
2-5x	$476.63
1x	$189.07

Most of the customer base to date has been acquired through organic/earned efforts, including these 3 key strategies:

1. Influencer marketing – product for mention (approx. $60 per sample kit)
2. TPR (temporary price reductions) – intermittent promotions featuring TPR on select product or site-wide; no greater than 20% discount
3. Paid media – SEM, retargeting, lookalike prospecting; monthly budget range ~$1K/month

RECENT GROWTH DEVELOPMENTS

Key Developmental Milestones (9/2016-7/2017):

- Management infrastructure- CEO, CMO, Sales Account Manager, Customer Experience Manager
- Co-packer infrastructure and strategy
  - Secured vegetarian artisanal co-packer partner with value added strategic benefits in production quality, scale, distribution, and sales opportunities
  - Secured bone broth production for efficient and specialized manufacturing for volume and quality
- Built e-commerce platform
  - Enabled consistent performance and reduced costs
  - Dynamic platform that can be positioned for increased analytics
- Established east coast fulfillment partner
  - Enabled ground shipping from both coasts to result in an 80% shipping savings to east coast customers
  - Now able to amplify marketing efforts for direct to consumer and map a retail launch on the east coast
- Developed a retail component of the business
  - Established accounts and relationships with SoCal natural food markets to test CPG product offering
  - Identified trial size and developed systems to grow accounts based on learned results from test market
- Commissioned marketing research study with Chicago Booth School of Business
  - Validated pricing thresholds, product form and sizes

PRODUCTION

Soup Co-packer

- Dec 2016 entered into a two-year contract with Beaming Wellness for vegetarian production
  - High quality, certified organic co-packer for all plant-based products
  - Shared ingredients to assist with economies
  - Negotiated further reductions in cost as we scale production
  - Benefit to Beaming vegetarian co-packer: allows for quick Kosher certification/Coffee Bean & Tea Leaf Trial now in process

beaming

THE COFFEE BEAN & TEA LEAF™



Bone Broth Co-packers

- We have solidified a partnership with a new broth co-packer, with superior quality, efficiency and pricing, and have identified a back up broth co-packer if needed
  - Able to implement bulk production to eliminate supply shortages
  - Successfully working with this facility to complete bone broth production for the past 3 months

MARKETING & GROWTH STRATEGY

E-commerce

- **Paid Media** – Data driven management to continue to bring down initial user acquisition cost, attract high value users through data modeling, understand points of churn to encourage loyalty
- **Data Integration** – Leverage consumer data to create mass customized programs
- **Soupscriptions** – Designed to acquire customers and feed them into an ongoing souping lifestyle
- **Value Added Program offerings** – Grow the souping lifestyle with value added content and plans
- **Co-branded partnerships** – Target similar markets and complimentary product offerings
- **Advocacy** – Continue to build loyal, authentic believers in souping, use ambassadors to share brand story

Retail

- **Sales Team** - Aligned with natural food broker for position in 75 Stores by end of year
- **Distribution** - Launch with established distributor and merchandiser to service locations
- **Trial** - Established Demo team to drive trial and velocity
- **Marketing** - Promotional efforts through TPRs and advertising if necessary
- **Food service** – Expand bulk soups and bone broths to be served hot to increase scale

Brick and Mortar

- **Community** - Build community and trial through promotional offers
- **24/7 Focus Group –** Leverage live customer interactions and feedback to gauge preferences and general market reaction to new products and programs

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

THE CATEGORY

We believe Soupure is uniquely positioned to capture a large market share across 5 categories

Competitors	Retail	E- comm	Stores	Organic	Cold Soup	Cooked	Bone Broth	Bottle Size	Price	Lifestyle	Notable Investors	HPP
Drinkable Soups												
Soupure	Yes	Yes	10	Yes	Yes	Both	Yes	12 oz	$7.49	Yes		HPP
Zupa Noma	Yes	No	100	Yes	Yes	No	No	12 oz	$5.99	No	Sonoma Brands	HPP
Tio Gazpacio	Yes	No	200	No	Yes	No	No	10 oz	$4.99	No	General Mills	HPP
Splendid Spoon	No	Yes	No	No	Yes	Yes	No	15.5 oz	$13.00	Yes	(Reddit)	No
Drinkable Veggies	Yes	No	1000+	No	Yes	No	Yes	12 oz	$5.99	No	Boulder Invmt Grp	HPP
Nona Lim	Yes	Yes	200	Semi	No	Yes	No	10 - 20 oz	$6 - $8	No	Accel Foods	No
Bone Broth												
Kettle and Fire	Yes	Yes	100s	Yes	no	Yes	Yes	16.9 oz	$9.99	Yes	none	No
Bru Broth	Yes	No	70	Yes	No	Yes	Yes	16 oz	$7.49	No	LA Libations	NO
Other Soups												
Campbells Soup	Yes	No	1000's	No	No			Varies	$.99 +	No	na	No
Progresso	Yes	No	1000s	No	No	Yes		Varies	$.99 +	No	na	No
Sports Drinks												
Gatorade	Yes	Yes	1000s +	No	No	No	No	8-32 oz	$1.10 +	No	Pepsico	
Powerade	Yes	Yes	1000s	No	No	No	No	8-32oz	$1.10 +	No	Coca Cola	
Juice												
Pressed Juice	Yes	Yes	100s	No	No	No	No	16oz	$6.55	Yes		HPP
Clover Juice		Yes	100	No	No	No	No	16oz	$8 - $13	No		Fresh

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

GROSS REVENUE SUMMARY


($000s)
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
-
$82
$492
$554
$883
$2,518
$3,525
2014A
2015A
2016A
2017E
2018E
2019E

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

RECENT INVESMENTS IN WELLNESS CPG

Notable Transactions		
suja	Coca-Cola	• Organic, non-GMO and HPP juice • Coke invested $90M for 30% stake • Implied 4.3x revenue(1)
BluePrint	Hain Celestial	• Hain Celestial acquired raw, organic cold-pressed fruit and vegetable juices for $26M • Revenue of $20M from 2007-2012
Bolthouse Farms	Campbell's	• Campbell's acquired Bolthouse Farms for $1.55B • First significant acquisition by Campbell's in over 3 years • Expands Campbell's brand to "perimeter of the store"
pressed juicery	Private Investor	• Private investor acquired 33% stake at $180M valuation • Implied 5.4x revenue multiple on estimated $33.3M revenue
Annie's	General Mills	• General Mills acquired Annie's for $820M on forecasted revenue of $204M, or implied 4.0x • Acquisition extends General Mill's organic portfolio and in response to growing consumer demand for organic food
evolution fresh	Starbucks	• Starbucks acquired Evolution Fresh for $30M • Expands Starbucks beyond coffee and into health and wellness

(1) Valuation multiple does not account for $45M of previously invested capital.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements


SOUPURE
BODY PURE. MIND STRONG.

soupure.com

EXHIBIT E

Video Transcript

Exhibit E – Video Transcripts

Soupure @CBS
https://www.youtube.com/watch?v=OQi0LMCUVRE

"It's a comfort food." As former juice cleansers who never felt satisfied, they thought: "We can do this better". Their solution? Soupure.

Always fresh, low in sugar, high in fiber, protein, no dairy, low sodium, and incredibly delicious. They offer three or five day cleanses. You consume eight products a day, totaling 1200 calories. Non-GMO, all organic, no preservatives, no fillers. Hot soups like Zucchini basil, asparagus leek, or lentil chickpea. And chilled ones like cucumber grape and strawberry cashew.

Our goal was to give you the healthiest, cleanest product you can get in a bottle. We want to nourish our bodies, and what better way than through soup?

We are Soupure.

Beauty Broth Bowl Recipe With Soupure
https://www.youtube.com/watch?time_continue=2&v=GCWzUw0ID_w
[no voice over]

Words on screen:
Dice ½ onion & 1 clove garlic
Sautee onions until soft
Garlic
Red bell pepper
Bok choy
*Full of nutrients for healthy hair & skin
Add two bottles Soupure Beef Bone Broth
*Full of collagen for Health, Skin, & Nails
Heat up!
Create "whirlpool"
Slowly pour in 1 beaten egg
Kelp Noodles
Sauteed veggies
Sweet potatoes
Beauty Broth Bowl
Radiance Vitality Glow

Hum <3 Soupure

Soupure | On Bone Broth
https://www.youtube.com/watch?v=a3pq42Decmg

Hi, I'm Angela Blatteis, and I'm co-founder of Soupure, and I'd like to tell you a little bit about some of our products. I'm going to start with our bone broths. We have a chicken and beef bone broth. They are gently cooked for 48 hours. We also use the meat. Everything is organic, antibiotic free, incredibly delicious. It's great for arthritis, for gastrointestinal problems, making you look and feel younger, and basically the cure-all for anything that might ail you. You can come to our store in Brentwood; you can sample all the soups that you want, and ask lots of questions, you can order online --as of May 9th, we are ground shipping. You're going to love our products, you're going to feel so much better. Please give us a try.

Soupure.com